UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

May 6, 2022

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: Request for Withdrawal of Post-Effective Amendment No. 531 to the Registration Statement of

Unified Series Trust (“Registrant”) (SEC File No. 811-21237 and CIK 0001199046)

Ladies and Gentlemen:

On February 24, 2022 at 13:16:49, the Registrant filed Post-Effective Amendment No. 531 for the purpose of forming two new series, the OneAscent International Equity Fund and the OneAscent Emerging Markets Fund.

The accession number for the filing is 0001580642-22-000936.

No securities have been sold in connection with the offering and the Registrant has determined not to proceed with the offering of these series at this time.

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Registrant respectfully requests the consent of the U.S. Securities and Exchange Commission to the withdrawal of Post-Effective Amendment No. 531.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to: Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP